UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-04416

SPS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Two Pitcairn Place, Suite 200
165 Township Line Road
Jenkintown, Pennsylvania  19046
(215) 512-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.50 per share
Series A Junior Participating Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g - 4(a)(1)(i)	☒	Rule 12h - 3(b)(1)(i)	☒
Rule 12g - 4(a)(1)(ii)	☐	Rule 12h - 3(b)(1)(ii)	☐
Rule 12g - 4(a)(2)(i)	☐	Rule 12h - 3(b)(2)(i)	☐
Rule 12g - 4(a)(2)(ii)	☐	Rule 12h - 3(b)(2)(ii)	☐
		Rule 15d - 6	☐

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, SPS Technologies, LLC, which is successor by merger to SPS Technologies, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 9, 2003	By:	/s/ Roger A. Cooke
Roger A. Cooke
Vice President Regulatory and Legal Affairs

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.